UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

UMB Financial Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

902788108

(CUSIP Number)

Pam E. Omann

60 South Sixth Street, Suite 3900

Minneapolis, Minnesota 55402

(612) 661-3719

With a copy to:

Joseph T. Kinning

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

(612) 977-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902788108	Page 2 of 8 Pages

1.	Names of reporting persons. Robert C. Pohlad, Trustee of the Revocable Trust of Robert C. Pohlad Created U/A dated 8/9/91, as Amended
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially by owned by each reporting person with	7.	Sole voting power 1,156,826
	8.	Shared voting power 0
	9.	Sole dispositive power 1,156,826
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,156,826
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.35%
14.	Type of reporting person (see instructions) OO

CUSIP No. 902788108	Page 3 of 8 Pages

1.	Names of reporting persons. William M. Pohlad, Trustee of the Revocable Trust of William M. Pohlad Created U/A dated 4/15/02, as Amended
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially by owned by each reporting person with	7.	Sole voting power 1,156,826
	8.	Shared voting power 0
	9.	Sole dispositive power 1,156,826
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,156,826
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.35%
14.	Type of reporting person (see instructions) OO

CUSIP No. 902788108	Page 4 of 8 Pages

1.	Names of reporting persons. James O. Pohlad, Trustee of the Revocable Trust of James O. Pohlad Created U/A dated 10/10/87, as Amended
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially by owned by each reporting person with	7.	Sole voting power 1,156,826
	8.	Shared voting power 0
	9.	Sole dispositive power 1,156,826
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,156,826
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.35%
14.	Type of reporting person (see instructions) OO

Page 5 of 8 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $1.00 per share (the “Common Stock”), of UMB Financial Corporation (“UMB”), which has its principal office at 1010 Grand Boulevard, Kansas City, Missouri 64106.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Robert C. Pohlad, Trustee of the Revocable Trust of Robert C. Pohlad Created U/A dated 8/9/91, as Amended (the “Revocable Trust of Robert C. Pohlad”), William M. Pohlad, Trustee of the Revocable Trust of William M. Pohlad, Created U/A dated 4/15/02, as Amended (the “Revocable Trust of William M. Pohlad”) and James O. Pohlad, Trustee of the Revocable Trust of James O. Pohlad Created U/A dated 10/10/87, as Amended (the “Revocable Trust of James O. Pohlad”) (each individual referred to as a “Reporting Person” and collectively as the “Reporting Persons”).

(b) The business address for each of the Reporting Persons is 60 South Sixth Street, Suite 3900, Minneapolis, MN 55402.

(c) Robert C. Pohlad’s principal occupation is as President of Dakota Holdings, LLC, a holding company which operates commercial real estate, automotive sales and sports and entertainment. William M. Pohlad’s principal occupation is as Chief Executive Officer of River Road Entertainment, LLC, a media production company. James O. Pohlad’s principal occupation is as Chief Executive Officer of the Minnesota Twins, a Major League Baseball franchise. See Item 2(b) for the addresses of Dakota Holdings, LLC, River Road Entertainment, LLC and the Minnesota Twins.

(d) – (e) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and were not parties to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 31, 2015, pursuant to an Agreement and Plan of Merger dated December 15, 2014, among Marquette Financial Companies (“Marquette”), Robert C. Pohlad, William M. Pohlad, James O. Pohlad, UMB and Lakes Merger Sub LLC (the “Merger Agreement”), UMB transferred 1,156,826 shares of Common Stock to each of (i) the Revocable Trust of Robert C. Pohlad, (ii) the Revocable Trust of William M. Pohlad and (iii) the Revocable Trust of James O. Pohlad, in exchange for all of the shares of common stock of Marquette.

Item 4.	Purpose of Transaction.

Each of the Reporting Persons acquired beneficial ownership of the Common Stock for investment purposes pursuant to the Merger Agreement. See Item 3.

The Reporting Persons may have discussions with UMB’s management and members of UMB’s Board of Directors regarding UMB’s business, strategy and future plans and alternatives that UMB could employ to increase shareholder value.

The Reporting Persons expect to continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Common Stock or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. Any determination to acquire or dispose of securities of UMB will depend on a number of factors, including UMB’s business and financial position and prospects, other developments concerning UMB, the price levels of the Common Stock, general market and economic conditions and other investment opportunities available to the Reporting Persons.

Page 6 of 8 Pages

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Each of the Reporting Persons may be deemed to beneficially own 3,470,478 shares of Common Stock or 7.04% of UMB’s Common Stock outstanding, as a group under Rule 13d-5(b) of the Securities Exchange Act of 1934. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by each other Reporting Person. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is a beneficial owner of the Common Stock owned by any other Reporting Person for the purposes of Sections 13, 14 and 16 of the Securities Exchange Act of 1934.

The Revocable Trust of Robert C. Pohlad owns 1,156,826 shares of Common Stock. The Revocable Trust of Robert C. Pohlad may be deemed to own 2.35% of UMB’s Common Stock outstanding. Robert C. Pohlad, as trustee of the Revocable Trust of Robert C. Pohlad, has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of Robert C. Pohlad, Robert C. Pohlad (individually or as trustee), nor to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

The Revocable Trust of William M. Pohlad owns 1,156,826 shares of Common Stock. The Revocable Trust of William M. Pohlad may be deemed to own 2.35% of UMB’s Common Stock outstanding. William M. Pohlad, as trustee of the Revocable Trust of William M. Pohlad, has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of William M. Pohlad, William M. Pohlad (individually or as trustee), nor to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

The Revocable Trust of James O. Pohlad owns 1,156,826 shares of Common Stock. The Revocable Trust of James O. Pohlad may be deemed to own 2.35% of UMB’s Common Stock outstanding. James O. Pohlad, as trustee of the Revocable Trust of James O. Pohlad, has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of James O. Pohlad, James O. Pohlad (individually or as trustee), nor to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

(c) On May 31, 2015 each Reporting Person received 1,156,826 shares of Common Stock pursuant to the Merger Agreement, described above in Item 4, in exchange for all of the shares of common stock of Marquette Financial Companies.

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the Merger Agreement described in Item 3 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit

99.1	Agreement and Plan of Merger, dated December 15, 2014, among Marquette Financial Companies, certain shareholders of Marquette Financial Companies, UMB Financial Corporation and Lakes Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of UMB Financial Corporation dated December 15, 2014 (File Number: 000-04887)).

99.2	Joint Filing Agreement, dated June 10, 2015, among Robert C. Pohlad, Trustee of the Revocable Trust of Robert C. Pohlad Created U/A dated 8/9/91, as Amended, William M. Pohlad, Trustee of

Page 7 of 8 Pages

the Revocable Trust of William M. Pohlad, Created U/A dated 4/15/02, as Amended, and James O. Pohlad, Trustee of the Revocable Trust of James O. Pohlad Created U/A dated 10/10/87, as Amended.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2015

Revocable Trust of Robert C. Pohlad Created U/A dated 8/9/91, as Amended

/s/ Robert C. Pohlad
Robert C. Pohlad
Its:	Trustee

Revocable Trust of William M. Pohlad, Created U/A dated 4/15/02, as Amended

/s/ William M. Pohlad
William M. Pohlad
Its:	Trustee

Revocable Trust of James O. Pohlad Created U/A dated 10/10/87, as Amended

/s/ James O. Pohlad
James O. Pohlad
Its:	Trustee